

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

<u>Via E-mail</u>
Jeffery M. Lamberson
President, Chief Executive Officer and Chief Financial Officer
Halex Energy Corp.
9190 Double Diamond Parkway
Reno, Nevada 89521

> **Re: Halex Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 17, 2013**
> **File No. 333-185956**

Dear Mr. Lamberson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one in our letter dated February 6, 2013 and reissue this comment in part. Please revise your prospectus to:

    * Describe how and when a company may lose emerging growth company status;
    * Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    * State your election under Section 107(b) of the JOBS Act:
        o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk

factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. We note your response to comment two in our letter dated February 6, 2013 and reissue this comment. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note your response to comment three in our letter dated February 6, 2013 and reissue this comment in part. We note your revisions on page 9 and 17 but these revisions do not address each of the issues set forth in our prior comment. Please revise your disclosure consistent with our prior comment.

Prospectus Summary, page 6

Company Overview, page 6

4. We note your disclosure in the third paragraph under this subject heading. We believe that this paragraph and its prominence within the Company Overview communicate that your primary business planned is the development of HRES technology, which is inconsistent with your disclosure on page 20 that you initially intend to build, own and operate scalable HRES power plants, with a focus on operating small to midsize power plants spread out throughout California, and your disclosure on page 47 that you intend to commence operations as a licensor and seller of green electricity and green power generation units. Please revise or advise. If you plan to focus on operating small to midsize power plants spread out throughout California and/or to license and sell of green electricity and green power generation units, please revise your disclosure under this heading and throughout your prospectus to more prominently disclose your intended business, while also highlighting that such plan will not be achieved if the HRES system is not developed and its use is not commercialized.

Risk Factors and Uncertainties, page 7

Our sole source of HRES Equipment, page 7

5. Please disclose that you have no rights, title, interest or other intellectual property rights in the HRES system, notwithstanding your plans to use the proceeds of the offering to "co-develop" the HRES system. Also, please include such disclosure in the third paragraph of your prospectus summary on page 6 to clarify your statement that you "do not own any interest in any property."

Because our company relies solely on a third-party for research and development . . ., page 7

6. We note that in your response to comment seven in our letter dated February 6, 2013 you have explained what you mean by "limited advancements on [your] HRES prototype," but have not explained why this is so. Please elaborate on the reasons for these limited advancements.

Risk Factors and Uncertainties, page 7

If we are unable to further develop the HRES prototype . . ., page 7

7. We note your disclosure that you rely on a third party for research and development of the HRES unit and appear to have no intellectual property rights therein, apart from a license to distribute, use and install the system in a certain geographic area. The extent of your role in development appears to be limited to paying K'Air Energy, Inc. to attempt to configure their proprietary technology to your needs and "provid[ing] market input to K'Air Energy, Inc. to ensure that the design and development of the HRES is market driven." Your disclosure throughout your registration statement appears to be inconsistent with your role in development and ownership of the technology based on the agreement filed as Exhibit 10.1, including Section 5.1 thereof, which provides that you will have no rights in the product, technology or documentation other than to act as a distributor. For example, you state the following:

    - "Halex currently is developing a prototype of this renewable energy system known as a Hybrid Renewable Energy System ("HRES")." (page 6)
    - "If we are unable to further develop the HRES prototype …" (page 7)
    - "We have had limited advancements on our HRES prototype." (page 7)
    - "[T]he Company's ability to market its technology …" (page 8)
    - "[W]e are currently dependent upon raising proceeds to complete the development of our proposed commercial version." (page 8)
    - "The Company believes that we will need a minimum $20,000 to continue as a going concern over the next 12 months and a minimum of $300,000 to advance the development of our HRES prototype." (page 10)

Please revise your disclosure throughout, as applicable, to clearly convey K'Air's ownership of the HRES technology and remove or revise statements that suggest you own the HRES prototype and related technology, or advise.

Description of the Business, page 18

8. We note your response to comment 14 in our letter dated February 6, 2013 as well as your disclosure on page 18 that you are not a blank check registrant and have no plans, commitments or understanding to engage in a merger or acquisition of another company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

    - Your disclosure indicates you are a development stage company issuing penny stock;
    - You have no revenue or agreements with customers;
    - You have nominal operations and assets;
    - You have not yet commenced operations and it is unclear whether you will be able to do so within the next twelve months; and
    - Your registration statement contains confusing and inconsistent disclosure related to the nature of your business plan.

    In adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company.

General, page 18

9. We note your response to comment 15 in our letter dated February 6, 2013. You disclose on page 18 that the "HRES consists of two or more renewable energy sources used in conjunction to provide increased system efficiency." You also disclose on page 19 that the HRES can source ambient temperature from the surrounding temperature of the outdoors, and other sources. Please reconcile the statements or revise to discuss whether the HRES requires two or more renewable energy sources to function or if it is designed to be used with two or more renewable energy sources but combined use is not required.

Business Opportunity, page 20

10. Please revise your disclosure under this heading consistent with comment 19 in our letter dated February 6, 2013. As examples only, and not intended as an exhaustive list, please revise to disclose the basis for the following assertions and whether such statements are based upon management's belief, industry data, reports, articles or any other source. If a

statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

- "The system you intend to sell is 'capable of producing on-demand electricity with over 90% capacity utilization on a low cost, zero pollution basis.'" (page 18)
- "The next wave of green energy will be a paradigm shift to HRES-type technology, with the primary objective being achievement of significantly higher capacity utilization rates than existing wind and solar power technology." (page 20)
- "Unlike current application of wind and solar technology, it is possible for HRES to attain over 90% capacity utilization." (page 20)
- "Currently, more than 88% of the United States production of electricity is by steam turbine generator systems." (page 22).

With respect to the last bullet, the sources you provided in your response do not appear to support your claim that "88% of the United States production of electricity is by steam turbine generator systems" without making significant assumptions about the use of steam turbines for which we do not have sufficient information.

<u>Market, page 20</u>

11. We reviewed your response to comment 20 and the related revisions to your prospectus under this heading and reissue this comment. Please clearly disclose how you expect to generate revenue, whether from the sale of electricity, HRES system units or otherwise.

<u>Terms of Distributor and License Agreements, page 20</u>

12. Please disclose how section 5 of your Distributor Agreement filed as Exhibit 10.1 impacts your development activities.

<u>Terms of Distributor and License Agreements, page 20</u>

13. We note your response to comment 25 in our letter dated February 6, 2013. Please expand your disclosure to explain the other significant terms such as those specified in paragraphs (B)(b.1)(d), (B)(b.1)(g) and (B.2) within Schedule A of your Distributor Agreement included as Exhibit 10.1.

<u>Competition, page 22</u>

14. We note your response to comment 22 in our letter dated February 6, 2013.   Please provide the disclosure required by Item 101(h)(4)(iv), specifically, your expected position

in the industry and methods of competition. Please tailor the disclosure to your business in particular.

Financial Statements, page 28

15. Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Balance Sheets, pages 29 and 38

16. We note your disclosure on pages 49 and 55 that you issued several promissory notes to founding shareholders. Please explain or revise your balance sheets and related footnotes to clearly present these amounts as related party payables. Additionally, please explain or revise the amounts referred to as "Notes Payable" within the use of proceeds disclosures on pages 14 and 48 to prominently state the amounts are due to related parties.

Management's Discussion and Analysis, page 47

Plan of Operations, page 48

17. We note your response to comment 29 in our letter dated February 6, 2013. Please disclose in your registration statement what you mean by "co-development." Also, disclose what value or rights you will receive in exchange for the co-development expenses you plan to incur.

Executive Compensation, page 53

18. We reviewed your revisions in response to comment 33 in our letter dated February 6, 2013 and reissue this comment. Please revise to provide compensation information for all of 2012.

Outside Back Cover Page of Prospectus, page 55

19. We note your response to comment 39 in our letter dated February 6, 2013 and reissue this comment because it possible that a dealer may be required to deliver prospectuses during the applicable time period even if it does not participate in the offering. Please provide disclosure required by Item 502(b) of Regulation S-K. See also Securities Act Rule 174.

Item 15. Recent Sales of Unregistered Securities, page II-2

20. We note your revised disclosure in response to comment 40 in our letter dated February 6, 2013. For each unregistered offering made in reliance on Section 4(2) of the Securities

Act, please state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Exhibit 10.2 – Example of Promissory Note

21. We note that you filed an example of your substantially identical promissory notes as Exhibit 10.2. Filing an example is not permitted by Item 601 of Regulation S-K. You may file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. Refer to Instruction 2 to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Andrew Mew, Accounting Branch Chief at (202) 551- 3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Catherine Brown, Staff Attorney at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Andrew Grundman